

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

Via E-mail
Cliff Blake
Chief Executive Officer, President, Secretary and Treasurer, Director
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Amendment No. 1 to Form 8-K**
> **Filed February 1, 2013**
> **File No. 000-54427**

Dear Mr. Blake:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Relationship with Tiber Creek Corporation, page 2

1. You disclose that Tiber Creek Corporation "holds interests in inactive Delaware corporations which may be used by issuers (such as the Company) to reincorporate their business in the State of Delaware and capitalize the issuer at a level and in a manner (i.e. the number of authorized shares and rights and preferences of shareholders) that is appropriate for a public company." Please add disclosure describing any other of these blank check companies with which Tiber Creek Corporation, MD Americus, LLC, James Cassidy and James McKillop may have been involved. We encourage the use of tables to present the following information:

   - Disclose the name of each company, the public reporting status of company and the date the company filed its initial registration statement (or, if different, the date Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates became involved with the company).   Describe any mergers or acquisitions with each company, including any consideration given and received and the amount of any retained interest by Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates.

- If applicable, describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

- Disclose whether any transaction resulted in termination of Tiber Creek Corporation's, MD Americus, LLC's, James Cassidy's and James McKillop's association with the company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction

- Describe any registrations statements with which Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates were involved in connection with or following any acquisition and change in control transactions. Disclose the amount of shares sold by Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates pursuant to these registration statements and the amount of proceeds they received.

Provide a cross-reference to this table under "Certain Relationships and Related Transactions" on page 13.

Capital Resources, page 9

2. We note your response to comment 15 from our letter dated December 12, 2012. Please revise your disclosure to discuss the extent to which you have relied on financing from related parties. Please quantify and disclose the nature of these financing arrangements.

3. We note your revised disclosure regarding your liquidity. You disclose that the company may borrow sources of funds from its officers and directors on an as needed basis. Please reconcile this statement with other statements, for example under "Certain Relationships and Related Transactions" and "Capital Resources," where you disclose that you do not plan or foresee such financing arrangements in the future.

Discussion of Nine Months ended September 30, 2012 for First Rate California, page 10

Discussion of Nine Months ended September 30, 2012 for First Rate Nevada, page 10

4. Please continue to expand your disclosure to provide a more detailed discussion. For example, in the discussion of your results of operations, clearly disclose and quantify each material factor that contributed to changes in revenues and net income (loss). In this regard, please quantify the amount of "professional fees and costs of preparing for the Company's status as a public company and conducting this offering" and the increase in workers' compensation costs. As another example, in the discussion of your cash flows from operating activities and financing activities, discuss and quantify material changes in line items in each period.

Discussion of the Year ended December 31, 2011 for First Rate California, page 11

Discussion of the Year ended December 31, 2011 for First Rate Nevada, page 11

5. Please revise this discussion to provide the more detailed disclosure requested in comment 35 from our letter dated December 10, 2012 and comment 3, above.

Management, page 12

6. Please revise to disclose the name and principal business of any corporation or other organization in which Mr. Blake and Ms. Mautz carried on employment as stated in your disclosure. See Item 401(e) of Regulation S-K. Also disclose the dates that each named executive officer worked at the companies identified in their biographies.

7. Please provide executive compensation disclosure.

Certain Relationships and Related Transactions, page 13

8. Please disclose the reasons for the advances and payments between First Rate California and First Rate Nevada. Also, disclose whether the company intends to continue this financing arrangement.

Risk Factors, page 15

A substantial portion of the assets of the Company are pledged…, page 19

9. We note your response to comment 23 from our letter dated December 10, 2012 in regards to the portion of your assets pledged as collateral under these agreements; however please revise to address and explain the circumstances in which the lenders may foreclose on the collateral.

Shares of common stock in the Company may be subject to resale restrictions…, page 20

10. We note your response to comment 21 from our letter dated December 10, 2012. Please note that Rule 144(i) applies to issuers who are currently or <u>were previously</u> shell companies. Refer to Rule 144(i)(1)(i) and (ii). Moosewood Acquisition Company was a shell company as defined in Rule 405 of the Securities Act; however, Moosewood Acquisition Corporation was not a "business combination related shell company" as defined in Rule 405. Therefore, Rule 144(i) applies to the resales of your shares initially issued by the company. Please revise your risk factor disclosure regarding the resale restrictions imposed by Rule 144, particularly those in Rule 144(i).

Recent Sales of Unregistered Securities, page 21

11. Please disclose the business reasons for issuing 500,000 shares for the nominal consideration of $50 from July through October 2012. Disclose whether Tiber Creek Corporation or its affiliates assisted with the offering.

Item 9.01 Financial Statements

12. We note your response to comment 27. Please revise to present First Rate California and First Rate Nevada in separate columns within your pro forma presentation and provide pro forma income statements for each fiscal year and interim period for which historical financial statements have been provided. Further, we have not been able to locate the pro forma financial statements in your amended Form 8-K. Please revise accordingly.

Exhibits

13. Please file any contracts with Tiber Creek Corporation and its affiliates, including any consulting contracts. Also file the promissory note agreements with Mr. Cliff Blake.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202) 551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Tony Patel, Esq.
        Lee Cassidy, Esq.